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                       SECURITIES AND EXCHANGE COMMISSION


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4)1



                       Motorcar Parts & Accessories, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   620071 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|   Rule 13d-1(b)
   |_|   Rule 13d-1(c)
   |X|   Rule 13d-1(d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
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




    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Mel Marks

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                        (b)

                       N/A

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     649,431
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                       -0-
                            7      SOLE DISPOSITIVE POWER

                                      649,431
                            8      SHARED DISPOSITIVE POWER

                                       -0-

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  649,431

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

             N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            10.1%

12     TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
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



                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Motorcar Parts & Accessories, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2727 Maricopa Street
                  Torrance, CA 90503

Item 2(a).        Name of Person Filing:

                  Mel Marks

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o Motorcar Parts & Accessories, Inc.
                  2727 Maricopa Street
                  Torrance, CA 90503

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP Number:

                  620071 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable



SEC 1745 (2-95)
                                Page 3 of 5 pages

Item 4.  Ownership.  As of December 31, 1998:

         (a) Amount beneficially owned:         649,431

         (b) Percent of class:10.1%

         (c) Number of shares as to which such person has:

              (i)    Sole power to vote or direct the vote:   649,431

              (ii)   Shared power to vote or direct the vote:   None

              (iii)  Sole power to dispose or direct the disposition of: 649,431

              (iv)   Shared power to dispose or direct the disposition of:  None

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
                  Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Not Applicable


SEC 1745 (2-95)

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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       February 9, 1999
                                                   -----------------------------
                                                            (Date)

                                                         /s/ Mel Marks
                                                   -----------------------------
                                                            (Signature)

                                                   Mel Marks, Chairman and CEO
                                                   -----------------------------
                                                         (Name/Title)



SEC 1745 (2-95)
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